

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Anthony M. D'Iorio
Secretary
Crane Holdings, Co.
100 First Stamford Place
Stamford, CT 06902

> **Re: Crane Holdings, Co.**
> **Registration Statement on Form S-r4**
> **Filed March 1, 2022**
> **File No. 333-263119**

Dear Mr. D'Iorio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed on 3/1/2022

Principal Stockholders of Crane Co., page 98

1. Please revise the ownership table to identify the natural person(s) that has voting and dispositive control over the shares held by The Vanguard Group and BlackRock, Inc.

Non-GAAP Reconciliation, page 99

2. Please enhance your usefulness disclosure to provide a more substantive justification for why management believes that each non-GAAP measure disclosed provides useful information to investors, in lieu of generic boilerplate language in the introductory section. We may have further comment upon reviewing your response.

Exhibits

3.   Please provide a list of the company's subsidiaries as Exhibit 21. See Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing